

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2023

Scott Behrens
Chief Financial Officer
ACI Worldwide, Inc.
2811 Ponce de Leon Blvd, PH1
Coral Gables, FL 33134

> **Re: ACI Worldwide, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 000-25346**

Dear Scott Behrens:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Liquidity and Capital Resources, page 35

1. We note that your discussion and analysis of the $77.1 million operating cash flow decline in 2022 is comprised entirely of the statement "due to the timing of working capital," and we see that you had provided the same explanation for the $94.4 million operating cash flow decline in 2021, in the prior year annual report.

    Given the extent of your operating cash flow declines and the exhibited trend, we believe that you would need to provide more informative disclosure, in both qualitative and quantitative terms, of material changes, including offsetting changes, in the underling accounts to comply with Item 303(a) and (b) of Regulation S-K.

    For example, provide (i) descriptions of the timing events or circumstances, (ii) specifications of the working capital accounts involved, (iii) explanations of how, and the extent to which, the associated changes have impacted cash flows, (iv) the reasons for changes from the timing circumstances that generally prevail or that had prevailed in the comparative periods, and (v) an assessment of the effects on your liquidity.

Given your disclosure on page 19, stating that you "have revenue-generating transactions concentrated in the final weeks of a quarter," also clarify the extent to which such transactions have occurred and resulted in elevated receivable balances at the end of each period, and describe any material variations in the time required for collections.

Please ensure that you have identified all material events, transactions, or uncertainties that are associated with changes in the working capital accounts and operating cash flows, and provided such additional information as necessary to address the indicative value of your reported financial information; i.e. clarify whether you expect to report similar declines in operating cash flows in subsequent periods.

Please refer to Section III.B.3 and 4, and Section IV.B.1 of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on the discussion and analysis that should be provided to address the concerns referenced above and submit the revisions that you propose to address the disclosures requirements.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Gus Rodriguez, Saff Accountant at (202) 551-3752 or Karl Hiller, Branch Chief at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation